UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Standard BioTools Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

34385P108
(CUSIP Number)

Eli Casdin Casdin Capital, LLC 1350 Avenue of the Americas, Suite 2600 New York, New York 10019 (212) 897-5430
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	34385P108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Casdin Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

63,709,677

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

63,709,677

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,709,677

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.22%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	34385P108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Casdin Private Growth Equity Fund II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,939,637

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,939,637

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,939,637

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.77%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	34385P108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Casdin Private Growth Equity Fund II GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,939,637

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,939,637

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,939,637

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.77%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	34385P108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Casdin Partners Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

45,825,821

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

45,825,821

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,825,821

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.39%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	34385P108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Casdin Partners GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

47,025,821

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

47,025,821

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,025,821

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.71%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	34385P108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eli Casdin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

255,259

8.	SHARED VOTING POWER

76,082,479

9.	SOLE DISPOSITIVE POWER

255,259

10.	SHARED DISPOSITIVE POWER

76,082,479

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,337,738

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.37%

14.	TYPE OF REPORTING PERSON

HC, IN

CUSIP No.	125842203

Item 1.	Security and Issuer.

The name of the issuer is Standard BioTools Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2 Tower Place, Suite 2000, South San Francisco, California 94080. This Schedule 13D amendment relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed by Casdin Capital, LLC, a Delaware limited liability company (“Casdin”), Casdin Private Growth Equity Fund II, L.P., a Delaware limited partnership (“Casdin PGEII”), Casdin Private Growth Equity Fund II GP, LLC, a Delaware limited liability company (“Casdin PGEII GP”), Casdin Partners Master Fund L.P., a Cayman Islands exempted limited partnership (“Casdin PMF”), Casdin Partners GP, LLC, a Delaware limited liability company (“Casdin GP”), and Eli Casdin, a United States citizen (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	The principal business address for each of the Reporting Persons is 1350 Avenue of the Americas, Suite 2600, New York, New York 10019.

(c)	The principal business of Casdin is serving as an investment adviser to its clients. The principal business of Casdin GP and Casdin PGEII GP is serving as the general partner to certain private funds. Casdin is the investment manager to Casdin PMF and Casdin PGEII. Casdin GP is the general partner of Casdin PMF, and Casdin PGEII GP is the general partner of Casdin PGEII. The principal business of Casdin PMF and Casdin PGEII is purchasing, holding and selling securities for investment purposes.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 23, 2022, the Issuer agreed to issue and sell (a) 78,750 shares of Series B-1 Convertible Preferred Stock (“Series B-1 Preferred Stock”) to Casdin PMF in exchange for cash consideration of $78,750,000 and (b) 33,750 shares of Series B-1 Preferred Stock to Casdin PGEII in exchange for cash consideration of $33,750,000. Pursuant to the Loan Agreement (defined below), (i) Casdin PMF provided a term loan to the Issuer in an aggregate original principal amount of $8,750,000 and (ii) Casdin PGEII provided a term loan to the Issuer in an aggregate original principal amount of $3,750,000. Upon the issuance of the Series B-1 Preferred Stock pursuant to the Stock Purchase Agreement (as defined below), (A) the aggregate principal amount of the term loan and all unpaid interest owed to Casdin PMF under the Loan Agreement was automatically converted into 10,696 shares of Series B-1 Preferred Stock and (B) the aggregate principal amount of the term loan and all unpaid interest owed to Casdin PGEII under the Loan Agreement was automatically converted into 4,584 shares of Series B-1 Preferred Stock, in each case in accordance with the terms of the Loan Agreement.

Casdin PGEII and Casdin PMF used working capital to fund the term loan and purchase of the Series B-1 Preferred Stock.

Item 4.	Purpose of Transaction.

Eli Casdin is a member of the Board of Directors of the Issuer.

The Reporting Persons have acquired their shares of the Issuer for investment purposes. The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, may consider increasing or decreasing their investments in the Issuer.

On January 5, 2024, the Issuer completed the previously announced merger pursuant to the Agreement and Plan of Merger, dated as of October 4, 2023 (the “Merger Agreement”), by and among the Issuer, SomaLogic, Inc., a Delaware corporation (“SomaLogic”), and Martis Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into SomaLogic, with SomaLogic surviving as a wholly owned subsidiary of the Issuer (the “Merger”).

At the consummation of the Merger, each issued and outstanding share of common stock of SomaLogic, par value $0.0001 per share (“SomaLogic Common Stock”), was converted into the right to receive 1.11 (the “Exchange Ratio”) Shares, and cash in lieu of fractional shares.

In addition, as of the effective time of the Merger, the Issuer assumed each SomaLogic stock incentive plan, each outstanding option to purchase shares of SomaLogic Common Stock (the “Options”) and each outstanding restricted stock unit convertible into shares of SomaLogic Common Stock (the “RSUs,” and together with the Options, the “Equity Awards”), whether vested or unvested. Each such Equity Award assumed by the Issuer will continue to have, and be subject to, the same terms and conditions applicable to such Equity Award immediately prior to the effective time of the Merger, except that (A) each such Option will be exercisable for that number of Shares equal to the number of shares of SomaLogic Common Stock subject to such Option immediately prior to the effective time of the Merger multiplied by the Exchange Ratio and rounded down to the next nearest Share, (B) the exercise price per share will be the exercise price per share in effect for that Option immediately prior to the effective time of the Merger divided by the Exchange Ratio and rounded up to the next nearest cent and (C) each such RSU will vest for that number of Shares equal to the number of shares of SomaLogic Common Stock subject to such RSU immediately prior to the effective time of the Merger multiplied by the Exchange Ratio and rounded to the next nearest Share.

In addition, as of the effective time of the Merger, each SomaLogic warrant, each exercisable for one share of SomaLogic Common Stock, shall be treated in accordance with its terms.

The description of the Merger Agreement and related transactions (including, without limitation, the Merger) is subject and qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated herein by reference to Exhibit 2.1 of the 8-K filed by the Issuer on January 5, 2024.

Except as set forth in this Schedule 13D, none of the Reporting Persons have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities and (v) other relevant factors.

Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (subject to any applicable restrictions under law or contracts by which it is bound) to at any time or from time to time (A) purchase or otherwise acquire additional shares of Common Stock or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, (D) pledge Issuer Securities to secure obligations of the Reporting Persons and/or (E) encourage (including, without limitation, through any designated or nominated member of the Issuer’s board of directors (the “Board of Directors”) and/or communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Issuer’s capitalization or dividend policy, (iii) changes to the present Board of Directors, including changes to the number or term of members of the Board of Directors or filling existing vacancies on the Board of Directors, (iv) changes to the Issuer’s by-laws and (v) other changes to the Issuer’s business or structure.

For avoidance of doubt, the Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, Casdin may be deemed to be the beneficial owner of 63,709,677 Shares, constituting 17.22% of the Shares, based upon 369,920,511* Shares outstanding.

Casdin has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 63,709,677 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and had the shared power to dispose or direct the disposition of 63,709,677 Shares.

As of the date hereof, Casdin PGEII and Casdin PGEII GP may be deemed to be the beneficial owners of 13,939,637 Shares, constituting 3.77% of the Shares, based upon 369,920,511* Shares outstanding. As of the date hereof Casdin PGEII and Casdin PGEII GP have ceased to be the beneficial owners of more than five percent of the Shares.

Casdin PGEII and Casdin PGEII GP have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 13,939,637 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 13,939,637 Shares.

As of the date hereof, Casdin GP may be deemed to be the beneficial owner of 47,025,821 Shares, constituting 12.71% of the Shares, based upon 369,920,511* Shares outstanding.

Casdin GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 47,025,821 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and had the shared power to dispose or direct the disposition of 47,025,821 Shares.

As of the date hereof, Casdin PMF may be deemed to be the beneficial owner of 45,825,821 Shares, constituting 12.39% of the Shares, based upon 369,920,511* Shares outstanding.

Casdin PMF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 45,825,821 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and had the shared power to dispose or direct the disposition of 45,825,821 Shares.

As of the date hereof, Eli Casdin may be deemed to be the beneficial owner of 76,337,738 Shares, constituting 20.37% of the Shares, based upon 374,745,313** Shares outstanding.

Eli Casdin has the sole power to vote or direct the vote of 255,259 Shares; has the shared power to vote or direct the vote of 76,082,479 Shares; has the sole power to dispose or direct the disposition of 255,259 Shares; and had the shared power to dispose or direct the disposition of 76,082,479 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B. All such transactions were carried out in open market transactions.

*This outstanding Shares figure reflects the 369,920,511 outstanding Shares as reported in the Schedule 14A filed by the Issuer on May 21, 2024.

*This outstanding Shares figure reflects the 369,920,511 outstanding Shares as reported in the Schedule 14A filed by the Issuer on May 21, 2024 and 4,824,802 warrants held by an affiliate of Eli Casdin.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement

On January 23, 2022, Casdin PMF and Casdin PGEII entered into the Series B-1 Convertible Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Issuer, pursuant to which the Issuer agreed to issue and sell (a) 78,750 shares of Series B-1 Preferred Stock to Casdin PMF in exchange for cash consideration of $78,750,000 and (b) 33,750 shares of Series B-1 Preferred Stock to Casdin PGEII in exchange for cash consideration of $33,750,000.

Loan Agreement

On January 23, 2022, the Issuer entered into a loan agreement (the “Loan Agreement”), dated and effective as of January 23, 2022, pursuant to which (a) Casdin PMF provided a term loan to the Issuer in an aggregate original principal amount of $8,750,000 and (b) Casdin PGEII provided a term loan to the Issuer in an aggregate original principal amount of $3,750,000.

The loans were fully drawn on January 24, 2022. Upon the issuance of the Series B-1 Preferred Stock pursuant to the Stock Purchase Agreement, the aggregate principal amount of the term loan and all unpaid interest owed to Casdin PMF was automatically converted into 10,696 shares of Series B-1 Preferred Stock and the aggregate principal amount of the term loan and all unpaid interest owed to Casdin PGEII was automatically converted into 4,584 shares of Series B-1 Preferred Stock, in each case in accordance with the terms of the Loan Agreement.

Exchange Agreement

On March 18, 2024, Casdin PMF and Casdin PGEII entered into an exchange agreement (the “Exchange Agreement”) with the Issuer, pursuant to which (a) Casdin PMF exchanged 89,446 shares of Series B-1 Preferred Stock for 32,525,821 shares of Common Stock and (b) Casdin PGEII exchanged 38,334 shares of Series B-1 Preferred Stock for 13,939,637 shares of Common Stock

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in Shares

Exhibit C: Series B-1 Convertible Preferred Stock Purchase Agreement, dated as of January 23, 2022, by and among Standard BioTools Inc. (f/k/a Fluidigm Corporation), Casdin Private Growth Equity Fund II, L.P., and Casdin Partners Master Fund, L.P. (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed on January 24, 2022) (File No. 001-34180).

Exhibit D: Series B-1 Loan Agreement, dated as of January 23, 2022, by and among Standard BioTools Inc. (f/k/a Fluidigm Corporation), Casdin Partners Master Fund, L.P., and Casdin Private Growth Equity Fund II, L.P. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 24, 2022) (File No. 001-34180).

Exhibit E: Exchange Agreement, dated as of March 18, 2024, by and among Standard BioTools Inc., Casdin Private Growth Equity Fund II, L.P., Casdin Partners Master Fund, L.P., Viking Global Opportunities Illiquid Investments Sub-Master LP, and Viking Global Opportunities Drawdown (Aggregator) LP (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on March 18, 2024) (File No. 001-34180).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 2024
(Date)

Casdin Private Growth Equity Fund II, L.P* By: Casdin Private Growth Equity Fund II GP, LLC By: /s/ Eli Casdin
(Signature)

Eli Casdin, Manager
(Name/Title)

Casdin Private Growth Equity Fund II GP, LLC* By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

Casdin Capital, LLC* By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

Casdin Partners Master Fund, L.P. By: Casdin Partners GP, LLC, its general partner By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

Casdin Partners GP, LLC* By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

/s/ Eli Casdin*
Eli Casdin

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment, dated May 22, 2024, relating to the Common Stock, par value $0.001 per share, of Standard BioTools Inc. shall be filed on behalf of the undersigned.

May 22, 2024
(Date)

Casdin Private Growth Equity Fund II, L.P By: Casdin Private Growth Equity Fund II GP, LLC By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

Casdin Private Growth Equity Fund II GP, LLC By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

Casdin Capital, LLC By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

Casdin Partners Master Fund, L.P. By: Casdin Partners GP, LLC, its general partner By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

Casdin Partners GP, LLC By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

/s/ Eli Casdin
Eli Casdin

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

5/15/2024	Common Stock	500,000		$2.5651 (1)
5/16/2024	Common Stock	500,000		$2.5419 (2)
5/17/2024	Common Stock	352,072		$2.5621 (3)
5/20/2024	Common Stock	100,000		$2.5813 (4)
5/21/2024	Common Stock	350,000		$2.5598 (5)

(1) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.5473 to $2.58. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(2) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.5381 to $2.5429. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(3) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.5381 to $2.5798. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(4) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.5791 to $2.5858. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(5) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.5597 to $2.56. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.